Exhibit 99.1

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2017

UNAUDITED

- - - - - - - - - - - - - - - - - - -

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	June 30,	December 31,
	2017	2016
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,325	$4,593
Short-term bank deposits and restricted cash	58	52
Trade receivables	472	331
Other accounts receivable and prepaid expenses	515	291
Current assets related to discontinued operations	3,310	4,246

Total current assets	5,680	9,513

LONG TERM ASSETS:
Property and equipment, net	522	625
Long-term bank deposits and other long-term receivables	5	6
Long term assets related to discontinues operations	-	1,817

Total long-term assets	527	2,448

Total assets	$6,207	$11,961

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

2

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2017	2016
	Unaudited
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturity of long-term capital lease	$55	$55
Trade payables	1,036	872
Other accounts payable and accruals	965	2,003
Current liabilities related to discontinued operations	658	874

Total current liabilities	2,714	3,804

LONG-TERM LIABILITIES:
Debentures and Warrants	2,357	3,675
Long term capital lease obligations	37	65

Total long-term liabilities	2,394	3,740

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS EQUITY:
Share capital:
Ordinary Shares of NIS 7.2 par value: 5,000,000 shares authorized at June 30, 2017 and December 31, 2016; 2,588,086 (unaudited) and 1,842,704 shares issued and outstanding at June 30, 2017 and December 31, 2016, respectively	4,904	3,442
Additional paid-in capital	157,285	157,478
Accumulated deficit	(161,090)	(156,503)

Total shareholders’ equity	1,099	4,417

Total liabilities and shareholders’ equity	$6,207	$11,961

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

3

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
U.S. dollars in thousands (except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
	Unaudited		Unaudited

Revenues	$870	$404	$1,608	$788
Cost of revenues	569	496	1,099	743

Gross profit (loss)	301	(92)	509	45

Operating expenses:

Research and development, net	476	617	1,191	1,459
Sales, marketing and business development	521	1,153	1,916	2,395
General and administrative	675	1,392	1,930	2,760

Total operating expenses	1,672	3,162	5,037	6,614

Operating loss	1,371	3,254	4,528	6,569
Financial expenses (income), net	(229)	-	(1,624)	24
Income tax expenses	-	6	-	12

Net comprehensive loss from continuing operations	1,142	3,260	2,904	6,605

Net comprehensive loss from discontinued operations	929	133	1,683	825

Net comprehensive loss	$2,071	$3,393	$4,587	$7,430

Basic and diluted net loss per ordinary share attributable to Rosetta Genomics’ shareholders from continuing operations	$0.45	$1.87	$1.31	$3.82

Basic and diluted net loss per ordinary share attributable to Rosetta Genomics’ shareholders from discontinued operations	$0.36	$0.08	$0.76	$0.48

Basic and diluted net loss	$0.81	$1.95	$2.07	$4.30

Weighted average number of ordinary shares used to compute basic and diluted net loss per ordinary share	2,545,926	1,738,549	2,224,951	1,729,705

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

4

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
U.S. dollars in thousands (except share and per share data)

	Number of Ordinary Shares	Share capital	Additional paid-in capital	Accumulated deficit	Total equity

Balance as of January 1, 2016	1,709,628	$3,194	$156,696	$(140,270)	$19,620

Exercise of warrants	27,777	51	(51)	-	-
Share-based compensation related to options and RSUs issued to employees and directors	1,394	2	457	-	459
Net loss	-	-	-	(7,430)	(7,430)

Balance as of June 30, 2016 (unaudited)	1,738,799	$3,247	$157,102	$(147,700)	$12,649

	Number of Ordinary Shares	Share capital	Additional paid-in capital	Accumulated deficit	Total equity

Balance as of January 1, 2017	1,842,704	$3,442	$157,478	$(156,503)	$4,417

Conversion of Debentures	742,244	1,461	(588)	-	873
Share-based compensation related to options and RSUs issued to employees and directors	417	1	395	-	396
Share rounding related to March 2017 reverse stock split	2,721	-	-	-	-
Net loss	-	-	-	(4,587)	(4,587)

Balance as of June 30, 2017 (unaudited)	2,588,086	$4,904	$157,285	$(161,090)	$1,099

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

5

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Six months ended June 30,
	2017	2016
	Unaudited
Cash flows from operating activities:

Net loss	$(4,587)	$(7,430)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	117	144
Decrease (increase) in trade receivables	(141)	23
Decrease (increase) in other accounts receivable and prepaid expenses	(224)	1,527
Stock-based compensation	396	459
Revaluation losses (gain) of Debentures and Warrants related to share purchase agreements	(1,738)	-
Increase in trade payables	164	8
Increase (decrease) in other accounts payable and accruals	(1,038)	306

Net cash used in operating activities from continuing operations	(7,051)	(4,963)

Cash flows from investing activities:

Purchase of property and equipment	(14)	(79)
Investment in (proceeds from) bank deposits and restricted cash	(5)	492

Net cash provided by (used in) investing activities from continuing operations	(19)	413

Cash flows from financing activities:

Issuance of Debentures, net	1,292	-
Repayment of capital lease	(28)	-
Net cash provided by financing activities from continuing operations	1,264	-

Net cash provided by (used in) operating activities from discontinued operations	1,332	333
Net cash provided by (used in) investing activities from discontinued operations	81	(175)
Net cash provided by (used in) financing activities from discontinued operations	-	-

Decrease in cash and cash equivalents	(4,393)	(4,392)
Cash and cash equivalents at beginning of period	6,163	12,447

Cash and cash equivalents at end of period	1,770	8,055
Less cash and cash equivalents of discontinued operation at the end of the period	445	234
	$1,325	$7,821
Supplemental disclosure of non-cash activities:

Purchase of property and equipment under capital lease	$-	$147
Conversion of Debenture to shares	$872	$-

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

6

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:	GENERAL

Organization and Business

Rosetta Genomics Ltd. (the “Company”) commenced operations on March 9, 2000.

The Company’s integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong patent position and proprietary platform technologies, Rosetta Genomics is working on the application of these technologies in the development of a full range of microRNA-based diagnostic tools. The Company’s microRNA-based tests, RosettaGX Cancer Origin™, RosettaGX Reveal™, mi-LUNG™, and mi-KIDNEY™, are commercially available worldwide and all samples are processed in its Philadelphia-based CAP-accredited, Clinical Laboratories Improvement Amendments (“CLIA”) certified lab. The Company’s broad menu of molecular and other assays for bladder, lung, prostate and breast cancer patients are offered through its facility in Lake Forest, California.

The Company has three wholly-owned subsidiaries in the United States: (1) Rosetta Genomics, Inc. (“Rosetta Inc.”), (2) Minuet Diagnostics, Inc. (“Minuet”), and (3) CynoGen, Inc. (“CynoGen” or “PersonalizeDx” and collectively with Rosetta Inc. and Minuet, the “U.S. Subsidiaries”). The principal business activities of the U.S. Subsidiaries are to commercialize the Company’s products, perform tests in its CLIA-approved laboratories and expand the business of the Company in the United States.

Discontinued Operations

During the first half of 2017, the Company committed to a plan to sell its PersonalizeDx business in order to focus on its core business.

Accordingly, PersonalizeDx’s results of operations and statement of financial position balances are presented as discontinued operations. All prior periods’ comparable results of operation, assets and liabilities have been retroactively reclassified to present the discontinued operations.

The results of the discontinued operations, including prior periods’ comparable results, assets and liabilities, which have been retroactively included in discontinued operations as separate line items in the statements of comprehensive loss and balance sheets, are presented below:

	Six months ended June 30,
	2017	2016

Revenues	$2,741	$4,227
Cost of revenues	2,167	2,904
Operating expenses	2,256	2,148
Operating loss	1,682	825

Financial expenses, net	1	-
Net loss	$1,683	$825

7

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

Depreciation expense totaled $276 and $314 for the six months ended June 30 2017 and 2016, respectively.

The major classes of assets and liabilities that were classified as discontinued operations were as follows:

	June 30	December 31
	2017	2016

Cash and cash equivalents	$445	$1,570
Short-term bank deposits	-	78
Trade receivables	2,018	2,520
Other accounts receivable and prepaid expenses	68	78
Property and equipment, net	779	1,817

Total assets of discontinued operations	$3,310	$6,063

Trade payables	515	702
Accrued expenses and other liabilities	143	172

Total liabilities of discontinued operations	$658	$874

On September 8, 2017, subsequent to the balance sheet date, the Company entered into a definitive agreement to sell the stock of Minuet along with its PersonalizeDx business to Pragmin Prognosis, Inc., in order to focus on its core miRNA business. The transaction is subject to certain closing conditions. As of the date of this filing, this transaction has not yet closed.

Reverse Stock Split

On March 16, 2017, the shareholders of the Company, at an Extraordinary General Meeting of Shareholders, approved a reverse stock split and consolidation of the registered (authorized) share capital of the Company as follows: every twelve (12) Ordinary Shares with a nominal (par) value of NIS 0.6 each were consolidated into one (1) Ordinary Share with a nominal (par) value of NIS 7.2 each. All Ordinary Shares, options, warrants and per share amounts, including loss per share, have been adjusted to give retroactive effect to this reverse split for all periods presented.

Liquidity and Capital Resources

During the six-month period ended June 30, 2017, and the year ended December 31, 2016, the Company incurred operating losses from continued operation amounting to $2,904 and $13,184, respectively. The Company will be required to obtain additional liquidity resources in the near term in order to support its activities.

8

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

As of June 30, 2017, the Company’s cash position (cash and cash equivalents and short-term bank deposits) totaled approximately $1,325. The Company is addressing its liquidity issues by implementing initiatives to allow the coverage of budget deficit. On September 5, 2017, subsequent to the balance sheet date, the Company announced the implementation of a plan to reduce annual operating expenses through the reduction in employee and contractor headcount across several departments as well as expense control across in various areas of discretionary spending. The Company’s current operating plan includes various assumptions concerning the level and timing of cash receipts from sales and cash outlays for operating expenses and capital expenditures. The Company’s ability to successfully carry out its business plan is primarily dependent upon its ability to (1) obtain sufficient additional capital, (2) attract and retain knowledgeable employees, (3) increase its cash collections and (4) generate significant additional revenues. There are no assurances, however, that the Company will be successful in obtaining an adequate level of financing needed for the long-term development and commercialization of its products.

On August 3, 2017, the Company entered into a securities purchase agreement with certain institutional healthcare investors in connection with the offering of 138,000 Class A Units (the “Class A Units”), each Class A Unit consisting of one Ordinary Share of the Company, par value NIS 7.2 per share (the “Ordinary Shares”), and one warrant to purchase 0.50 Ordinary Share (the “Series A Warrants”), and up to 1,811,974 Class B Units (the “Class B Units”, together with the Class A Units, the “Units”), each Class B Unit consisting of a Series A Warrant and one pre-funded warrant to purchase one Ordinary Share (the “Series B Warrants,” together with the Series A Warrants, the “Warrants”). Each Class A Unit was sold at a public offering price of $1.40 and each Class B Unit was sold at a public offering price of $1.39. The sale of the Units is referred to herein as the “Offering”. Upon the closing of the Offering on August 9, 2017, the Company received gross proceeds of approximately $2,712 for the Units.

The aggregate net proceeds to the Company from the Offering, after deducting the placement agent’s fees and expenses and the Company’s estimated offering expenses were approximately $2,200.

The Series A Warrants are immediately exercisable upon issuance and have a term of five years and the Series B Warrants are immediately exercisable upon issuance until exercised in full. The exercise price of the Series A Warrants is $1.50 per share and the exercise price of the Series B Warrants is $0.01 per share. The exercise price of the Warrants is subject to adjustment upon the occurrence of specific events, including stock dividends, stock splits, combinations and reclassifications of the Company’s Ordinary Shares and rights offerings and pro rata distributions with respect to all holders of the Company’s Ordinary Shares.

On September 28, 2017, the Company entered into definitive agreements with one prominent institutional healthcare investor for a private placement of unregistered convertible debentures (convertible into 2,173,914 Ordinary Shares) and warrants to purchase up to 2,173,914 Ordinary Shares for gross proceeds of $2,000.

The convertible debentures will (i) have a term of 30 years, (ii) be unsecured, (iii) not bear any interest and (iv) have a conversion price of $0.92 per share.

9

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

The warrants will (i) have a term of five years, (ii) be exercisable upon issuance and (iii) have an exercise price of $1.15 per share.

In the event of a reverse stock split, the conversion price of the convertible debentures may be reduced to the average of the volume weighted average price for the two days with the lowest volume weighted average price during the ten trading days immediately following the reverse stock split; provided that the conversion price of the debentures will not be adjusted below $0.20 per share. Additionally, the conversion price of the convertible debentures are subject to full ratchet anti-dilution protection in the event the Company issues securities below the conversion price then in effect; provided that the conversion price of the debentures will not be adjusted below $0.20 per share.

According to management estimates, liquidity resources as of June 30, 2017, and net proceeds from the August 2017 and September 2017 offerings, will be sufficient to maintain the Company’s operations into the latter part of the fourth quarter of 2017. The Company’s inability to raise funds to carry out its business plan will have a severe negative impact on its ability to remain a viable company.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The unaudited condensed interim consolidated financial statements do not include any adjustments relating to the recoverability and classification of assets or liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the annual financial statements of the Company as of December 31, 2016, are applied consistently in these financial statements. For further information, refer to the consolidated financial statements for the year ended December 31, 2016, set forth in the Company’s Annual Report on Form 20-F as filed with the U.S. Securities and Exchange Commission on March 30, 2017, except for the following:

Recently Adopted Accounting Pronouncements:

In March 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2016-09, “Compensation - Stock Compensation (Topic 718)” (“ASU 2016-09”). ASU 2016-09 permits entities to make an accounting policy election related to how forfeitures will impact the recognition of compensation cost for stock-based compensation: to estimate the total number of awards for which the requisite service period will not be rendered or to account for forfeitures as they occur. Upon adoption of ASU 2016-09, the Company elected to keep its current accounting policy to estimate the total number of awards for which the requisite service period will not be rendered. Accordingly, the guidance did not have a material impact on the Company’s consolidated financial results.

10

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

Recent Accounting Pronouncement

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contract with Customers”, which introduces a new five-step revenue recognition model in which an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASU also requires disclosures sufficient to enable users to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers, including qualitative and quantitative disclosures about contracts with customers, significant judgments and changes in judgments, and assets recognized from the costs to obtain or fulfill a contract. Numerous updates were issued in 2016 that provide clarification on a number of specific issues as well as requiring additional disclosures. The new standard is effective for fiscal years beginning after December 15, 2017, including interim periods within that reporting period. While the Company has not yet completed its final review of the impact of the new standard, the Company does not currently anticipate a material impact on its revenue recognition practices. The Company is still evaluating disclosure requirements under the new standard and will continue to evaluate the standard as well as additional changes, modifications or interpretations which may impact the Company’s current conclusions.

The Company expects to adopt the new standard using the modified retrospective method starting January 1, 2018.

In May 2017, the FASB issued ASU 2017-09, Compensation - Stock Compensation: Scope of Modification Accounting, which clarifies when changes to the terms or conditions of a share-based payment award must be accounted for as modifications. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award changes as a result of the change in terms or conditions. ASU 2017-09 will be applied prospectively to awards modified on or after the adoption date. The standard is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of adoption of this standard on its consolidated financial statements.

In July 2017, the FASB issued ASU No. 2017-11. ASU 2017-11 - Earnings Per Share (Topic 260); Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815): (Part I) Accounting for Certain Financial Instruments with Down Round Features, (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception. The ASU was issued to address the complexity associated with applying U.S. GAAP for certain financial instruments with characteristics of liabilities and equity. The ASU, among other things, eliminates the need to consider the effects of down round features when analyzing convertible debt, warrants and other financing instruments. As a result, a freestanding equity-linked financial instrument (or embedded conversion option) no longer would be accounted for as a derivative liability at fair value as a result of the existence of a down round feature. The amendments are effective for fiscal years beginning after December 15, 2018, and should be applied retrospectively. Early adoption is permitted, including adoption in an interim period. The Company plans to adopt ASU 2017-11 in the first quarter of the Company’s fiscal year 2018. The Company does not expect the adoption of ASU 2017-11 will have a material impact on its consolidated financial statements and related disclosures.

11

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 3:	UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 30, 2017, are not necessarily indicative of the results that may be expected for the year ended December 31, 2017.

NOTE 4:	FAIR VALUE MEASUREMENT

The Company applies ASC 820, “Fair Value Measurements and Disclosures”. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the inputs as follows:

Level 1 – Valuations based on quoted prices in active markets for identical assets that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 – Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, for example, the type of investment, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment and the investments are categorized as Level 3.

The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

12

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables, trade payables, and other accounts payable approximate their fair values due to the short-term maturities of such instruments.

The Company measures its Debentures and Warrants at fair value each reporting period until they are exercised or expired, with changes in the fair values being recognized in the Company’s statement of comprehensive loss as financial income or expense, as applicable (see Note 5).

The Company uses numerous iteration of option pricing model (Black-Scholes-Merton) to determine the fair value of these Debentures and Warrants.  Significant inputs included an estimate of the fair value of the Company’s Ordinary Shares as of June 30, 2017, the remaining contractual life of the warrants, a risk-free interest rate, and an estimate of the Company’s share expected volatility. The fair value of the Debentures and Warrants classified within Level 3. The fair value of the Debentures and Warrants at June 30, 2017 was $2,357. For the six months period ended June 30, 2017, the Company recognized a net gain of approximately $1,737 from the revaluation of Debentures and Warrants which is recorded under “Financial expenses, net” in the Company’s consolidated statements of comprehensive loss (see Note 7).

The following table present liabilities balances measured at fair value on a recurring basis as of June 30, 2017:

	Fair value measurements
	Level 1	Level 2	Level 3
Liabilities:
Debentures and Warrants	-	-	$2,357

Total Financial liabilities	-	-	$2,357

The following table summarizes the changes in the Company’s liabilities measured at fair value (Level 3), during the six months period ended June 30, 2017:

Total fair value as of January 1, 2017	$3,675
Issuance of PIPE Debentures	1,292
Conversion of Debentures	(873)
Gain from revaluation of Debentures and Warrants	(1,737)
Total fair value as of June 30, 2017	$2,357

NOTE 5:	DEBENTURES AND WARRANTS

On November 23, 2016, the Company entered into a securities purchase agreement with a prominent institutional healthcare investor to purchase (i) an aggregate of 91,250 of the Company’s Ordinary Shares (the “Shares”) at a purchase price of $6.00 per share and an aggregate principal amount of $3,160 unsecured convertible Debentures (the “Registered Debentures”) in a registered direct offering and (ii) warrants to purchase up to 833,334 Ordinary Shares with an initial exercise price of $10.20 per share (the “Warrants”) and an aggregate principal amount of $1,293 unsecured convertible Debentures (the “PIPE Debentures” and together with the Registered Debentures, the “Debentures”) in a concurrent private placement (the “Private Placement” and, together with the Registered Direct Offering, the “Offerings”). The initial closing of the Offerings occurred on November 29, 2016, at which the Company received gross proceeds of $3,708 for the Ordinary Shares, the Registered Debentures and Warrants. The second closing of the Offering occurred on February 23, 2017, at which time the Company received gross proceeds of $1,292 for the PIPE Debentures.

13

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

The Debentures are non-interest bearing, have a term of 30 years and are convertible into Ordinary Shares at an initial conversion price of $6.00 per share. However, upon completion of the 10 trading days following the 1-for-12 reverse split of the Ordinary Shares on March 16, 2017, the conversion price of the Debentures was reduced to $3.0544, representing the lesser of (x) the then-applicable conversion price, as adjusted, and (y) the average of the two lowest volume weighted average prices of our Ordinary Shares during the 10 trading days immediately following the reverse stock split.

The 2016 Warrants were immediately exercisable upon issuance and have a term of five years. The initially exercise price of the 2016 Warrants was $10.2. However, upon completion of the 10 trading days following the 1-for-12 reverse split of our Ordinary Shares on March 16, 2017, the exercise price was reduced to $3.0544, representing the lesser of (x) the then-applicable exercise price, as adjusted, and (y) the average of the two lowest volume weighted average prices of the Company’s Ordinary Shares during the 10 trading days immediately following the reverse stock split.

The fair value of the Warrants was measured using iterations of the Black-Scholes-Merton model. In estimating the Warrants’ fair value, the Company used the following assumptions:

June 30,
2017

Risk-free interest rate	1.16%-1. 72%
Expected volatility	82.98%-83.02%
Expected life (in years)	0.63-4.42
Expected dividend yield	0%
Fair value:
Warrants	$1,682

The fair value of the Debentures was measured using iterations of the Black-Scholes-Merton model. In estimating the Debentures’ fair value, the Company used the following assumptions:

June 30,
2017

Risk-free interest rate	1.16%
Expected volatility	88.41%
Expected life (in years)	0.42
Expected dividend yield	0%
Fair value:
Debentures	$675

The Company accounted for the Debentures according to the provisions of ASC 815 and for the Warrants according to the provisions of ASC 480 and based on terms of the Debentures and the warrants classified them as liabilities. The Company elected to measure the Debentures and Warrants under the fair value option in accordance with ASC 815. Under the fair value option both the Debentures and Warrants will be measured at fair value in each reporting period until they will be converted, exercised or expired, with changes in the fair values being recognized in the Company’s consolidated statement of comprehensive loss as financial income or expense. In accordance with ASC 815, the proceeds received for the issuance of the Debentures and Warrants were allocated at fair value conducted on an arm’s-length basis.

14

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

As of June 30, 2017, the Company re-measured the Warrants in the amount of $1,682 and the Debentures in the amount of $675. As a result, for the period ended June 30, 2017, the Company recognized revaluation net income of approximately $1,737 in the condensed interim consolidated statements of comprehensive loss included in “Financial expenses (income), net.”

From January 1, 2017, through June 30, 2017, $2,427 principal amount of the Debentures were converted into of 742,244 Ordinary Shares of the Company. In July and August 2017, subsequent to the balance sheet date, an additional $457 principal amount of the Debentures were converted into of 266,227 Ordinary Shares of the Company.

NOTE 6:	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Restricted cash and restricted bank deposit:

As of June 30, 2017, restricted cash was primarily attributed to bank guarantees to the landlords of the Company’s in the amount of approximately $58. These restricted cash deposits are presented in “Short-term bank deposited and restricted cash”.

b.	The facilities of the Company and its U.S. subsidiaries are leased under various operating lease agreements, the latest of which ends in 2018. Aggregate future minimum lease commitments under the non-cancelable operating lease agreements as of June 30, 2017, are as follows:

2017	$184
2018	283

Total	$467

Lease expenses from continuing operation for the Company’s facilities for the six months ended June 30, 2017 and 2016, were $218 and $204, respectively.

c.	The Company leases its motor vehicles under cancelable operating lease agreements. The minimum payment under these operating leases, upon cancellation of these lease agreements was $5 as of June 30, 2017.

Lease expenses for motor vehicles for the six months ended June 30, 2017 and 2016, were $18 and $20, respectively.

d.	The Company entered into a three-year capital lease agreement in which it purchased lab equipment for its operation.

15

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

The following table is a schedule, by years, of the future minimum lease payments required as of June 30, 2017:

2017	$28
2018	55
2019	14

Total lease payments	$97

e.	In May 2006, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company was granted the right to make, use and sell the third party’s proprietary microRNAs for diagnostic purposes including a limited right to sublicense. In consideration for this license the Company paid an initiation fee and will pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company’s revenues from any sublicense. The Company estimates that until 2029 the minimum aggregate license maintenance fees over the term of this agreement should be approximately $960, of which $500 will be paid after June 30, 2017.

f.	In June 2006, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company licensed from this third party the rights to its proprietary microRNAs for diagnostic purposes. In consideration for this license the Company paid an initiation fee and will pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company’s revenue from any sublicense. The Company estimates that until 2022 the minimum aggregate license maintenance fees over the term of this agreement should be approximately $445, of which $188 will be paid after June 30, 2017.

g.	In August 2006, the Company signed a royalty-bearing, exclusive, worldwide license agreement with a third party. Under this agreement, the Company has exclusively licensed from this third party the rights to its proprietary microRNAs for all fields and applications including a limited right to sublicense. In consideration for this license the Company paid an initiation fee and will pay minimum annual royalties, royalties based on net sales and a percentage of the Company’s revenues from any sublicense. This agreement was amended and restated in August 2011 and is now on a non-exclusive basis. For the amendment, the Company paid an amendment fee. The Company estimates that until 2032 the aggregate minimum royalties over the term of this agreement should be approximately $320, of which $155 will be paid after June 30, 2017.

h.	In December 2006, the Company signed a royalty-bearing, non-exclusive, worldwide license agreement with a third party. Under this agreement the Company licensed from the third party its proprietary microRNAs for research purposes. In consideration for this license the Company paid an initiation fee and will pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company’s revenues from any sublicenses. The Company estimates that until 2022 the minimum aggregate license maintenance fees over the term of this agreement should be approximately $274, of which $94 will be paid after June 30, 2017.

16

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

i.	In May 2007, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company has licensed from this third party the rights to its proprietary microRNAs for therapeutic purposes including a limited right to sublicense. In consideration for this license the Company paid an initiation fee and will pay a fixed annual license maintenance fee, payments based on milestones and royalties based on net sales and a percentage of the Company’s revenues from any sublicense. The Company estimates that until 2029 the minimum aggregate maintenance fees over the term of this agreement should be approximately $690, of which $375 will be paid after June 30, 2017.

j.	In January 2008, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company was granted the right to make, use and sell the third party’s proprietary microRNAs for research purposes including a limited right to sublicense. In consideration for this license the Company paid an initiation fee and will pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company’s revenues from any sublicense. The Company estimates that until 2029 the minimum aggregate license maintenance fees over the term of this agreement should be approximately $440, of which $250 will be paid after June 30, 2017.

NOTE 6:	SHARE CAPITAL

a.	Stock-based compensation

During the six-month period ended June 30, 2017, the Company’s Board of Directors granted employees options to purchase 19,793 Ordinary Shares of the Company. The exercise prices for such options ranges from $0.48-$0.56 per share, with vesting to occur over 3-4 years.

The Company estimates the fair value of stock options granted during the six-month period ended June 30, 2017, under ASC 718 using the Black-Scholes option pricing model with the following weighted-average assumptions: expected volatility of 1.14%; risk free interest rates range between 2.17%-2.33%; dividend yield of 0%; time to maturity of 6-6.25 years; and options forfeiture rate of 10%.

During the six month periods ended June 30, 2017 and 2016, the Company recorded stock-based compensation in a total amount of $396 and $459, respectively.

b.	Warrants

For the six months ended June 30, 2017, no warrants were exercised and 2,364 warrants expired. As of June 30, 2017, there were 1,019,228 warrants outstanding.

17

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 7:	FINANCIAL INCOME, NET

	Six months ended, June 30,
	2017	2016
	Unaudited
Financial income:
Revaluation of Debentures and warrants related to share purchase agreement	$1,737	$-
Foreign currency adjustments gains, net	15	-

Total financial income	1,752	-

Financial expenses:
Foreign currency adjustments losses, net	-	9
Bank commissions	38	15
Issuance expenses of Debentures and Warrants classified as liabilities	90	-

Total financial expenses	128	24

Total financial expense (income), net	$(1,624)	$24

- - - - - - - - - - - - - - - - -

18